UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND

SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: Kraft Foods Inc. 1-16483

Kraft Foods Global, Inc. Thrift Plan

(Full title of the plan)

KRAFT FOODS INC.

Three Lakes Drive

Northfield, Illinois 60093-2753

(Name of issuer of the securities held pursuant to the plan

and address of its principal executive office)

KRAFT FOODS GLOBAL, INC. THRIFT PLAN

ANNUAL REPORT ON FORM 11-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

Page No.
Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2010 and 2009	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010	5

Notes to Financial Statements	6

Supplemental Schedule:

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2010	22

Signatures	23

Exhibit:

23.1 Consent of Crowe Horwath LLP, Independent Registered Public Accounting Firm

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Kraft Foods Global, Inc. Management Committee for Employee Benefits and

      the Participants of the Kraft Foods Global, Inc. Thrift Plan

Kraft Foods Global, Inc.

Northfield, Illinois

We have audited the accompanying statements of net assets available for benefits of the Kraft Foods Global, Inc. Thrift Plan (“the Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, Line 4i Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Oak Brook, Illinois

June 24, 2011

KRAFT FOODS GLOBAL, INC. THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

at December 31, 2010 and 2009

(in thousands of dollars)

	2010	2009
Assets:
Investment in Master Trust, at fair value (Notes 2 and 3)	$5,219,588	$4,804,557
Receivables:
Employee contribution	1,916	–
Notes receivable from participants	55,120	57,565

Total receivables	57,036	57,565

Total assets	5,276,624	4,862,122

Liabilities:
General and administrative expenses payable	(459)	(208)

Total liabilities	(459)	(208)

Net assets, reflecting all investments at fair value	5,276,165	4,861,914

Adjustments from fair value to contract value for investment in Master Trust from fully benefit- responsive investment contracts	(51,827)	(23,721)

Net assets available for benefits	$5,224,338	$4,838,193

The accompanying notes are an integral part of these financial statements.

KRAFT FOODS GLOBAL, INC. THRIFT PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

for the Year Ended December 31, 2010

(in thousands of dollars)

2010
Additions to net assets attributed to:
Net investment income from Master Trust (Notes 2 and 3)	$645,572
Interest from notes receivable from participants	2,319
Employer contributions	75,718
Participant contributions	151,828

Total additions	875,437

Deductions from net assets attributed to:
Distributions and withdrawals	(482,705)
General and administrative expenses	(6,587)

Total deductions	(489,292)

Increase in net assets available for benefits	386,145

Net assets available for benefits:
Beginning of year	4,838,193

End of year	$5,224,338

The accompanying notes are an integral part of these financial statements.

Kraft Foods Global, Inc. Thrift Plan

Notes to Financial Statements

1. Description of the Plan:

General:

The Kraft Foods Global, Inc. Thrift Plan (the “Plan”) is a defined contribution plan designed to encourage employees to save for retirement by providing eligible employees with an opportunity to invest a portion of their compensation and thereby share in contributions from Kraft Foods Global, Inc. (“Kraft Foods”). Kraft Foods is a wholly owned subsidiary of Kraft Foods Inc. Participants should refer to the official Plan document that legally governs the operation of the Plan for a complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Management Committee for Employee Benefits of Kraft Foods Global, Inc. (the “Management Committee”) is responsible for plan design. The Plan vests the Kraft Foods Global, Inc. Administrative Committee (the “Administrative Committee”) with authority to control and manage the non-investment operations of the Plan. The Benefits Investment Committee is responsible for the selection of the investment options in which participants elect to invest their Plan accounts, the appointment of investment managers to manage one or more of the investment options and the monitoring of the performance of the investment options. The Administrative Committee and the Benefits Investment Committee are hereinafter collectively referred to as the “Fiduciaries.”

Contributions:

Participant Contributions:

Eligible salaried and hourly non-union employees of Kraft Foods can make voluntary, tax-deferred and/or after-tax contributions to the Plan.

Participants may make tax-deferred and after-tax contributions up to 15% of their compensation (with the exception of employees hired after December 31, 2008 with compensation of $180,000 or more who are subject to a 10% contribution limit).

Participants who will be age 50 or older by the end of a Plan year are eligible to make tax-deferred catch-up contributions up to $5,500 for 2010. The aggregate contributions made by participants may not cause the Plan to violate limitations on such contributions set forth in the Internal Revenue Code of 1986, as amended (the “Code”). The Code also imposes a dollar limitation on the amount of tax-deferred contributions for a calendar year. A participant’s tax-deferred contributions were limited to $16,500 for 2010.

Automatic Enrollment:

The Plan includes a qualified automatic contribution arrangement, pursuant to which all eligible employees are enrolled automatically with a 3% tax-deferred contribution rate, unless the employee elects otherwise. These contributions are invested in the Plan’s default investment option. Employees may opt out of the automatic enrollment, stop contributions, modify their contribution rate, or change investment elections at any time. Starting the first year after a participant is automatically enrolled in the Plan, the participant’s tax-deferred contribution rate is automatically increased by 1% annually, up to a maximum of 6%. This occurs with the first payroll period in April of each year, and participants may decline these rate increases or elect a different rate.

Kraft Foods Global, Inc. Thrift Plan

Notes to Financial Statements, Continued

Employer Matching Contributions:

Eligible employees receive matching contributions from Kraft Foods (the “Kraft Foods Matching Contributions”) based on the amount of each participant’s tax-deferred and after-tax contributions, up to a maximum of 6% of a participant’s compensation (“Match-Eligible Contributions”). The Kraft Foods Matching Contributions percentage is 100% of each participant’s Match-Eligible Contributions that do not exceed 1%, plus 70% of each participant’s Match-Eligible Contributions from 2% through 6%.

Employer Basic Contribution:

Eligible salaried and hourly non-union employees of Kraft Foods hired after December 31, 2008, who are not eligible to participate in the Kraft Foods Global, Inc. Retirement Plan, or the Kraft Foods Global, Inc. Hourly Retirement Plan, automatically receive a basic contribution equal to 4.5% of the employee’s eligible compensation (the “Kraft Foods Basic Contributions”).

Employee Stock Ownership Plan:

The employee stock ownership plan (“ESOP”) portion of the Plan permits participants who have an investment in the Kraft Foods Stock Fund, which is invested in Kraft Foods Inc. Class A common stock (“Kraft Foods Common Stock”) and cash, to elect, no later than the business day immediately preceding an ex-dividend date with respect to a cash dividend payable on shares of Kraft Foods Common Stock, to have the dividend paid to them in cash or have the dividend reinvested in additional units of the Kraft Foods Stock Fund.

Voting Rights:

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account. Kraft Foods is required to make sure the participant receives proxy materials prior to the time the voting rights are to be exercised. Participant votes are tabulated by the transfer agent and communicated to the Trustee. The Trustee generally is required to vote any allocated shares for which instructions have not been given by a participant in the same proportion for which the Trustee received participant direction.

Participant Accounts and Investment Options:

Each participant’s Plan accounts, which may include a Kraft Foods Matching Contributions account, a tax-deferred contributions account, an after-tax contributions account, a rollover account, a prior plan account, and for participants hired after December 31, 2008, a Kraft Foods Basic Contributions account, are credited with the participant’s contributions, the Kraft Foods Matching Contributions, and the Kraft Foods Basic Contributions, as applicable, and the allocated share of the investment activities of each investment option in which he or she participates.

In addition to the Kraft Foods Stock Fund, the Plan has twelve active investment fund options, including five Retirement Target Fund options. The Plan also includes two legacy company stock funds that are closed to new investments, the Altria Group, Inc. (“Altria”) Stock Fund and the Philip Morris International Inc. (“PMI”) Stock Fund.

Kraft Foods Global, Inc. Thrift Plan

Notes to Financial Statements, Continued

Vesting:

Each participant is at all times fully vested in the balance held in his or her tax-deferred contributions account, after-tax contributions account, rollover account and prior plan account. Each participant is at all times fully vested in his or her share (if any) of dividends paid on the Altria Stock Fund, the PMI Stock Fund or the Kraft Foods Stock Fund (including with respect to the Kraft Foods Matching Contributions account to the extent invested in such funds). A participant will fully vest in the Kraft Foods Matching Contributions and Kraft Foods Basic Contributions accounts upon attainment of age 65; permanent and total disability or death while employed by Kraft Foods, or any of its affiliates; involuntary termination due to a change in control of Kraft Foods Inc., or upon a termination of the Plan (see Note 6). Otherwise, a participant who is employed by Kraft Foods, or any of its affiliates, will vest in Kraft Foods Matching Contributions made to his or her account on or after January 1, 2008 and Kraft Foods Basic Contributions made to his or her account on or after January 1, 2009 when he or she completes two years of vesting service. The portion of a participant’s account attributable to Kraft Foods Matching Contributions made before January 1, 2008 will vest based on the number of years of vesting service determined in accordance with the following schedule:

Years of Service	Vested Percentage
Less than 2	0%
2 but less than 3	25%
3 but less than 4	50%
4 but less than 5	75%
5 or more	100%

Kraft Foods Matching Contributions and Kraft Foods Basic Contributions forfeited by terminated participants are used to reduce future Kraft Foods Matching Contributions and Kraft Foods Basic Contributions to the Plan. For the year ended December 31, 2010, employer contributions were reduced by $2,028,000.

Distributions and Withdrawals:

A participant may take a distribution of his or her Plan accounts following a separation from service or attainment of age 59 1/2. Upon termination of employment, including retirement, a participant has numerous options available, as described in the Plan, with respect to the distribution of his or her Plan accounts.

Participants may make in-service withdrawals in accordance with the provisions outlined in the Plan.

Kraft Foods Global, Inc. Thrift Plan

Notes to Financial Statements, Continued

Notes Receivable from Participants:

The notes receivable program permits participants to borrow from their Plan accounts in accordance with the provisions outlined in the Plan. Interest on notes receivable from participants is charged at rates based on the Citibank Prime Rate, with terms from one to five years. The minimum notes receivable amount is $1,000 and the maximum notes receivable amount is the lesser of $50,000 minus the participant’s highest notes receivable balance in the preceding 12 months or the combined value in the participant’s tax-deferred contributions account, after-tax contributions account, rollover account and Kraft Foods Basic Contributions account.

A participant’s notes receivable account equals the original principal amount less principal repayments. The principal amounts of notes receivable repayments reduce the notes receivable account and are added back to the participant’s Plan accounts in the reverse order in which they were charged. The repaid amount (including interest) is reinvested in the investment options according to the participant’s investment directions in effect at the time of repayment. Interest rates on notes receivable ranged from 3.22% to 10.5% for the year ended December 31, 2010.

Master Trust:

Assets of the Plan are co-invested with the assets of other defined contribution plans sponsored by Kraft Foods in a commingled investment fund known as the Kraft Foods Savings Plan Master Trust (the “Master Trust”) for which State Street Bank and Trust Company serves as the trustee.

2. Summary of Significant Accounting Policies:

Basis of Presentation:

The financial statements are prepared using the accrual basis of accounting.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires the Fiduciaries to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Actual results could differ from those estimates.

Adoption of New Accounting Standard:

In September 2010, the Financial Accounting Standards Board amended existing guidance with respect to the reporting of participant loans for defined contribution pension plans. The guidance requires that loans issued to participants be reported as notes receivable, segregated from plan investments, and measured at their unpaid principal balances plus accrued but unpaid interest. This guidance is effective for reporting periods ending after December 15, 2010, and is to be applied retrospectively to all periods presented comparatively. Early application is permitted. The Plan’s adoption of this guidance resulted in a reclassification from investment in participant loans to notes receivable from participants of $57,565,000 on the statement of net assets available for benefits as of December 31, 2009. Adoption had no effect on the Plan’s net assets available for benefits.

Kraft Foods Global, Inc. Thrift Plan

Notes to Financial Statements, Continued

Risks and Uncertainties:

The Plan and Master Trust provide for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, liquidity and overall market volatility. Due to the level of risk associated with certain investment securities and the sensitivity of certain fair value estimates to changes in valuation assumptions, it is reasonably possible that changes in the values of investment securities will occur in the near term and that these changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Reporting of Guaranteed Investment Contracts:

The statements of net assets available for benefits present fully benefit-responsive investment contracts at fair value within the net investment in Master Trust line item with a separate line item to adjust from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis. Contract value is the relevant measurement criteria since contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Valuation of Investment in Master Trust:

Each participating plan holds units of participation in the Master Trust. Assets, investment income, and administrative expenses relating to the Master Trust are allocated to the individual plans based upon their interest in each of the underlying participant-directed investments.

Valuation of the Plan and Master Trust’s Investments:

Investments of the Plan and the Master Trust are reported at fair value. The Plan’s interest in the Master Trust is reported at estimated fair value based upon the fair values of the underlying investments held within the Master Trust. US GAAP defines fair value as the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. The guidance establishes a fair value hierarchy which requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Kraft Foods Global, Inc. Thrift Plan

Notes to Financial Statements, Continued

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan and those held as underlying investments of the Master Trust.

Equities: Equities are valued using quoted market prices. Securities listed on national and international exchanges are principally valued at the regular trading session closing price on the exchange or market in which these securities are principally traded on the last business day of each period presented (level 1 inputs).

U. S. Government securities: U. S. government securities are valued at the closing price reported in the active market in which the individual security is traded (level 1 inputs).

Corporate bonds, international sovereign and other fixed income securities: Corporate bonds and international sovereigns are valued based on yields currently available on comparable securities of issuers with similar credit ratings (level 2 inputs). When quoted prices are not available for identical or similar bonds, the bond is valued using matrix pricing, a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (level 2 inputs). Agency-backed bonds, asset-backed securities, mortgage-backed securities, and municipal bonds are valued based on evaluation methodology where prices are based on a compilation of primary observable market information, the value is imputed based on the conversion ratio and other security specific information, or a broker quote in a non-active market (level 2 inputs). Evaluation methodology relies on inputs that may include, but are not limited to, treasury or floating index benchmarks, other benchmark yields, base spreads, spread adjustments, yield-to-maturity, swap curves, prepayment speeds, cash flows, ratings updates, collateral performance and collateral type.

Registered Investment Company: The fair value of the registered investment company is determined by obtaining quoted prices on nationally recognized security exchanges (level 1 input). The investment objective of the registered investment company is a combination of current income and capital growth and holds a diversified mix of domestic and international equities, domestic and international investment grade bonds, domestic high yield bonds, and investment grade money market instruments.

Kraft Foods Global, Inc. Thrift Plan

Notes to Financial Statements, Continued

Collective trusts: The fair values of participation units held in collective trusts are based on their net asset values, as reported by the managers of the collective trusts and as supported by the unit prices of actual purchase and sale transactions occurring as of or close to the financial statement date (level 2 inputs). The investment objectives and underlying investments of the collective trusts vary. Holdings include, but are not limited to, domestic and international equities; corporate bonds, government bonds, agency bonds, asset-backed and mortgage-backed securities; mutual funds, or a blend of all of these securities. The investments provide daily redemptions by the Plan with no advance notice requirements, and has redemption prices that are determined by the fund’s net asset value per unit.

Investment contracts: The fair value of each synthetic guaranteed investment contract (“GIC”) is calculated based on the fair value of the investments underlying the contract (level 1 and 2 inputs). The fair value of each synthetic GIC wrapper is calculated using the replacement cost approach by discounting the difference between the indicative replacement cost and the current annual fee multiplied by the notional dollar amount of the contract based on the appropriate published Bloomberg credit curve, as of December 31 (level 3 inputs). The net unrealized gains and losses for synthetic GIC wrappers during 2010 were $526,000.

The contract value of GICs represents contributions made under the contract and reinvested income, less any withdrawals plus accrued interest. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Short-term investments: Short-term investments largely consist of a short-term collective trust, the fair value of which is based on the net asset value report by the manager of the collective trust and supported by the unit prices of actual purchase and sale transactions. Issuances and redemptions of participant units are made on each business day. Participant units are typically purchased and redeemed at a constant net asset value of $1.00 per unit. In the event that a significant disparity develops between the constant net asset value and the fair value-based net asset value of the Fund, the Trustee may determine that continued issuance or redemption at a constant $1.00 net asset value would create inequitable results for the Fund’s unitholders. In these circumstances, the Trustee, in its sole discretion and acting on behalf of the Fund’s unitholders, may direct that units be issued or redeemed at the fair value-based net asset value until such time as the disparity between the fair value-based and the constant net asset value per unit is deemed to be immaterial. The short-term collective trust is designed to provide safety of principal, daily liquidity, and a competitive yield by investing in high quality money market instruments.

Investment Transactions and Investment Income:

Investment transactions of the Plan and Master Trust are accounted for on the date the purchase or sale is executed. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

In accordance with the policy of stating investments at fair value, the net appreciation / (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation / (depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method.

Kraft Foods Global, Inc. Thrift Plan

Notes to Financial Statements, Continued

Contributions:

Participants’ contributions are recorded in the period in which they are withheld by Kraft Foods. Kraft Foods Matching Contributions and Kraft Foods Basic Contributions are recorded in the same period that participants’ contributions are recorded.

Distributions and Withdrawals:

Distributions and withdrawals are recorded when paid.

General and Administrative Expenses:

Investment management fees and brokerage commissions are charged against the net asset value of the specific investment option and reduce investment return.

Administrative fees such as trustee fees, participant recordkeeping, communications, investment advisory, audit and legal fees are paid by the Plan or Master Trust.

Notes Receivable from Participants:

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Kraft Foods Global, Inc. Thrift Plan

Notes to Financial Statements, Continued

3. Master Trust Investments:

The Plan had a 91% interest in the Master Trust at December 31, 2010 and 2009.

At December 31, 2010 and 2009 the net assets of the Master Trust were (in thousands of dollars):

	2010	2009
Investments at fair value:
Investment contracts	$ 1,303,792	$ 1,242,631
Collective trusts	2,155,997	1,870,142
Registered investment company	401,733	379,484
U.S. Government securities	200,623	185,573
Altria common stock	314,018	281,492
Kraft Foods common stock	505,700	448,912
PMI common stock	753,263	703,048
Short-term investments	69,940	123,934

Total investments	5,705,066	5,235,216
Receivables:
Interest and dividend income	25,055	24,114
Other	362	667

Total assets	5,730,483	5,259,997
Liabilities:
Other	(1,390)	(1,457)
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(56,886)	(25,962)

Net assets	$ 5,672,207	$ 5,232,578

Plan’s interest therein	$ 5,167,761	$ 4,780,836

Kraft Foods Global, Inc. Thrift Plan

Notes to Financial Statements, Continued

The Master Trust’s investment activities for the year ended December 31, 2010 were (in thousands of dollars):

Interest and dividends	$161,096
Net appreciation in collective trusts	259,350
Net appreciation in registered investment company	30,026
Net appreciation in U.S. government securities	5,556
Net appreciation in Altria common stock	67,431
Net appreciation in Kraft Foods common stock	71,159
Net appreciation in PMI common stock	139,401

Investment income	$734,019

Plan’s interest therein	$645,572

Kraft Foods Global, Inc. Thrift Plan

Notes to Financial Statements, Continued

Assets and liabilities of the Master Trust that are measured at fair value on a recurring basis as of December 31, 2010 and 2009 are summarized below:

	Investment Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
	(in thousands)
Investment contracts:
Synthetic GIC wrappers	$–	$–	$4,654	$4,654
Collective trust - Mortgage-backed security fund	–	444,195		444,195
U.S. Government securities	200,641	–	–	200,641
Asset-backed securities	–	134,920	–	134,920
Mortgage-backed securities	–	182,496	–	182,496
Corporate bonds	–	215,268	–	215,268
Agency bonds	–	108,752	–	108,752
Municipality and state bonds	–	2,453	–	2,453
Foreign government bonds	–	10,413	–	10,413

Investment contracts subtotal:	200,641	1,098,497	4,654	1,303,792
Collective trusts:
Domestic equity fund - large cap	–	765,654	–	765,654
Domestic equity fund - mid/small cap	–	479,790	–	479,790
International equity fund - large cap	–	476,897	–	476,897
Blended fund	–	433,656	–	433,656

Collective trusts subtotal:	–	2,155,997	–	2,155,997
Registered investment company - Blended fund	401,733	–	–	401,733
U.S. Government securities	200,623	–	–	200,623
Altria common stock	314,018	–	–	314,018
Kraft Foods common stock	505,700	–	–	505,700
PMI common stock	753,263	–	–	753,263
Short-term investments	–	69,940	–	69,940

Total investment assets at fair value	$2,375,978	$3,324,434	$4,654	$5,705,066

There were no significant transfers between Level 1 and Level 2 during 2010.

Kraft Foods Global, Inc. Thrift Plan

Notes to Financial Statements, Continued

	Investment Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
	(in thousands)
Investment contracts:
Synthetic GIC wrappers	$–	$–	$4,128	$4,128
Collective trust - Mortgage-backed security fund	–	423,812	–	423,812
Foreign exchange cash	2,163	–	–	2,163
U.S. Government securities	140,694	–	–	140,694
Asset-backed securities	–	169,820	–	169,820
Mortgage-backed securities	–	180,251	–	180,251
Corporate bonds	–	170,159	–	170,159
Agency bonds	–	139,226	–	139,226
Municipality and state bonds	–	2,411	–	2,411
Foreign government bonds	–	9,967	–	9,967

Investment contracts subtotal:	142,857	1,095,646	4,128	1,242,631
Collective trusts:
Domestic equity fund - large cap	–	692,835	–	692,835
Domestic equity fund - mid/small cap	–	372,494	–	372,494
International equity fund - large cap	–	533,081	–	533,081
Blended fund	–	271,732	–	271,732

Collective trusts subtotal:	–	1,870,142	–	1,870,142
Registered investment company - Blended fund	379,484	–	–	379,484
U.S. Government securities	185,573	–	–	185,573
Altria common stock	281,492	–	–	281,492
Kraft Foods common stock	448,912	–	–	448,912
PMI common stock	703,048	–	–	703,048
Short-term investments	–	123,934	–	123,934

Total investment assets at fair value	$2,141,366	$3,089,722	$4,128	$5,235,216

4. Guaranteed Investment Contracts Held by Master Trust:

The Master Trust holds investments in guaranteed investment contracts as part of the Interest Income Fund investment option. The Master Trust invests in synthetic GICs.

The synthetic GICs provide a fixed return on principal over a specified period of time through fully benefit-responsive contracts or wrapper contracts issued by a third party. The portfolio of assets, overall of AAA credit quality, underlying the synthetic GICs includes mortgage-backed securities, U.S. government securities, asset-backed securities, corporate bonds, agency bonds, municipality and state bonds, foreign exchange cash and foreign government bonds. The contract value of the synthetic GICs was $1,246,906,000 at December 31, 2010 and $1,216,669,000 at December 31, 2009. The fair value of the synthetic GICs was $1,303,792,000 at December 31, 2010 and $1,242,631,000 at December 31, 2009.

Kraft Foods Global, Inc. Thrift Plan

Notes to Financial Statements, Continued

The crediting interest rates for the synthetic GICs are calculated on a quarterly basis (or more frequently if necessary) using the contract value, and the value, yield and duration of the underlying securities, but cannot be less than zero. The crediting interest rate for the Interest Income Fund was 3.71% at December 31, 2010 and 3.61% at December 31, 2009.

The relationship of future crediting rates and the adjustment to contract value reported on the statement of net assets available for benefits is provided through the mechanism of the crediting rate formula. The difference between the contract value and the fair market value of the investments of each contract is periodically amortized into each contract’s crediting rate. The amortization factor is calculated by dividing the difference between the fair market value of the investments and the contract value by the duration of the bond portfolio covered by the investment contract.

Key factors that could influence future average interest crediting rates include, but are not limited to: Plan cash flows, changes in interest rates, total return performance of the fair market value bond strategies underlying each synthetic GIC contract, default or credit failures of any of the securities, investment contracts, or other investments held in the fund, and the initiation of an extended termination (immunization) of one or more synthetic GIC contract by the manager or the contract issuer.

The average market value yield of the Interest Income Fund was 2.47% for 2010 and 3.22% for 2009 (calculated by taking the fair value of the underlying investments multiplied by their respective yields divided by the total sum of the fair value of the underlying investments as of the last day of the Plan year). The average yield earned by the Interest Income Fund that reflects the actual interest credited to participants was 3.55% for 2010 and 3.54% for 2009 (calculated by annualizing the one-day interest credited to participants as of the last day of the Plan year and dividing the annualized earnings by the fair value of the Interest Income Fund on the last day of the Plan year).

There are certain events not initiated by Plan participants that limit the ability of the Plan to transact with the issuer of a GIC at its contract value. Specific coverage provided by each synthetic GIC may be different from each issuer, and can be found in the individual synthetic GIC contracts held by the Plan. Examples of these events include, but are not limited to: the Plan’s failure to qualify under the Code; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the Plan’s administration which decreases employee or employer contributions, the establishment of a competing plan by the Plan sponsor, the introduction of a competing investment option, or other Plan amendments that have not been approved by the contract issuers; dissemination of a participant communication that is designed to induce participants to transfer assets from the stable value option; and events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.

Kraft Foods Global, Inc. Thrift Plan

Notes to Financial Statements, Continued

The Plan Fiduciaries do not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact with the issuer of a GIC at its contract value with participants, is probable.

Contract issuers are not allowed to terminate any of the above synthetic GICs and settle at an amount different from contract value unless there is a breach of the contract which is not corrected within the applicable cure period. Actions that will result in a breach (after any relevant cure period) include, but are not limited to: material misrepresentation; failure to pay synthetic GIC fees or any other payment due under the contract; and failure to adhere to investment guidelines.

5. Transactions with Parties-in-Interest:

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

The Fiduciaries are not aware of any prohibited transaction between the Plan and Trust and a party-in-interest (as defined by ERISA). The Trust had $506 million at December 31, 2010 and $449 million at December 31, 2009 in Kraft Foods Common Stock, which is exempt from the party-in-interest transaction prohibitions of ERISA. The Kraft Foods Common Stock Fund had $18,745,000 in dividend income and $403,000 in realized gains during 2010. The Trust invests in collective trusts managed by State Street Bank and Trust Company, the trustee of the Master Trust, and its affiliates; collective trusts managed by The Northern Trust Company, an investment manager, and its affiliates; collective trusts managed by UBS Global Asset Management Trust Company, an investment manager, and its affiliates; and a registered investment company managed by DWS Scudder, an investment manager, and its affiliates, which are also exempt parties-in-interest transactions. Notes receivable from participants are also party-in-interest transactions that are exempt.

Actual fees paid by the Plan for investment management, recordkeeping and consulting services, also qualify as parties-in-interest transactions and are included in administrative expenses in the accompanying financial statements. Kraft Foods pays certain expenses for the administration of the Plan.

These transactions are exempt from the party-in interest transaction prohibitions of ERISA.

6. Plan Termination:

The Board of Directors of Kraft Foods and the Management Committee have the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, suspend Kraft Foods Matching Contributions and Kraft Foods Basic Contributions to the Plan or terminate the Plan. However, no such action may deprive any participant or beneficiary under the Plan of any vested right. In the event the Plan is terminated or partially terminated (within the meaning of the Code), each affected participant will become fully vested in the balance of his or her Kraft Foods Matching Contributions and Kraft Foods Basic Contributions accounts.

Kraft Foods Global, Inc. Thrift Plan

Notes to Financial Statements, Continued

7. Tax Status:

By letter dated July 2, 2002, the Internal Revenue Service determined that the Plan, as amended and in effect as of December 15, 2001, is a qualified plan under Section 401(a) of the Code and that the ESOP portion of the Plan is a stock bonus plan as described in Sections 401(a) and 4975(e) of the Code. The Plan has been amended since the receipt of the determination letter; however, the Fiduciaries believe that the Plan continues to be designed and operated in accordance with the applicable provisions of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8. Reconciliation of Plan’s Financial Statements to Form 5500:

The following is a reconciliation of net assets per the financial statements to the Form 5500 as of December 31, 2010 and 2009 (in thousands):

	2010	2009
Net assets available for benefits per the financial statements	$5,224,338	$4,838,193

Adjustment from contract value to fair value for fully benefit- responsive investment contracts	51,827	23,721

Distributions and withdrawals payable	(1,030)	(3,157)

Net assets per the Form 5500	$5,275,135	$4,858,757

Investment contracts are shown at fair value on the Form 5500. Additionally, amounts currently payable to or for participants are recorded as required on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to the net income per the Form 5500 for the year ended December 31, 2010 (in thousands):

Increase in net assets available for benefits per the financial statements	$386,145

Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	28,106

Change in distributions and withdrawals payable	2,127

Net income per the Form 5500	$416,378

Supplemental Schedule

KRAFT FOODS GLOBAL, INC. THRIFT PLAN

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

at December 31, 2010

Name of Plan Sponsor: Kraft Foods Global, Inc.

Employer Identification Number: 36-3083135

Three Digit Plan Number: 125

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Participant loans	Interest rates ranging from 3.22% to 10.5% as of December 31, 2010; Maturity dates of loans range from 01/01/2011 to 01/31/2016	**	$55,119,848

		Total		$55,119,848

*	Indicates a permitted party-in-interest
**	Cost information is not required for participant-directed investments and therefore has not been included in this schedule.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Kraft Foods Global, Inc. Administrative Committee, having administrative responsibility of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

KRAFT FOODS GLOBAL, INC. THRIFT PLAN (Name of Plan)

By	/s/ Jill K. Youman

Jill K. Youman
Vice President Human Resources, Benefits
Kraft Foods Global, Inc.
Date: June 24, 2011